JONES DAY
NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: (216) 586-3939 • FACSIMILE: (216) 579-0212

(216) 586-7017
tcdaniels@jonesday.com
0835:vgt
504810-145-015	November 8, 2005
VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Kevin Kuhar
Division of Corporation Finance

Re:	NMHG Holding Co.
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 15, 2005
Form 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005
File No. 333-89248
Dear Mr. Kuhar:
     Reference is made to the letter, dated September 27, 2005 (the “Comment Letter”), from the Securities and Exchange Commission (“SEC”) to NMHG Holding Co. (the “Company”), which sets forth the staff’s comments relating to the Company’s above-referenced periodic reports.
Form 10-K for the fiscal year ended December 31, 2004
Note 2. Significant Accounting Policies, page F-8
Revenue Recognition
1.	Comment: We note that you recognize revenue at the time of shipment to the dealers. Please describe the significant terms of your agreements with dealers, including payment, return, exchange, and other significant matters. Explain and support why you believe it is appropriate to recognize revenue upon shipment of product to dealers. We are particularly concerned about your financing terms, your payment terms, and the use of any interest-free periods.

Response: The Company recognizes revenue based upon sales terms with its dealers in accordance with the guidance provided by SEC Staff Accounting Bulletins (“SAB”) Nos. 101 and 104, Revenue Recognition in Financial Statements. All forklift truck sales are final and forklift trucks cannot be returned or exchanged. For almost all of the Company’s U.S. sales and most of its non-U.S. sales of forklift trucks to its dealers, delivery of the forklift truck is satisfied
ATLANTA • BEIJING • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • FRANKFURT • HONG KONG •
HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MENLO PARK • MILAN • MOSCOW • MUNICH • NEW DELHI •
NEW YORK • PARIS • PITTSBURGH • SAN DIEGO • SAN FRANCISCO • SHANGHAI • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Securities and Exchange Commission
November 8, 2005

when the product departs the Company’s premises on dealer-provided transportation or is shipped or transferred to a shipping carrier under FCA (Free Carrier) shipping point terms. Under these terms, the Company is responsible for arranging transportation, but solely at the risk and the expense of the buying dealer. Within the United States and certain countries outside the United States, this is also when title passes and consequently when revenue is recognized.

In the other countries outside of the United States, the Company retains title in order to facilitate recovery of the forklift truck in the event a dealer defaults on payment. In those instances, the Company has also met the revenue recognition requirements of SAB Nos. 101 and 104, including persuasive evidence that an arrangement exists, delivery of the forklift truck has occurred, the sales price is fixed and determinable, and collectibility is reasonably assured. Although the Company retains title, the Company cannot direct the disposition of the forklift truck, cannot rescind the transaction, cannot prohibit the dealer from moving, selling or otherwise using the forklift truck in the ordinary course of business, and has none of the other rights that are ordinarily retained by the titleholder of property subject to a commercial lien under the laws of a foreign country. Appropriately, the Company recognizes revenue related to the sale of these forklift trucks when the forklift truck is shipped from the Company’s assembly plant.

In very limited circumstances where shipment is not directly to the dealer or shipping terms are different than FCA or FOB shipping point terms, the Company recognizes the sale of a forklift truck at a later point in time when the forklift truck is received at the dealership and accepted by the dealer.

For parts sales, all sales are final and parts can only be returned pursuant to a limited annual return allowance, which is discussed below. Parts sales are recognized when title passes and the order departs the Company’s premises under FCA or FOB shipping point terms.

Depending upon their geographic region, forklift dealers earn a 3%-5% annual return allowance on parts purchased from the Company based upon qualified parts sales. Qualified parts sales include stock parts orders and direct ship parts orders, but exclude emergency parts orders. A 15%-20% restocking charge is applied to any returned parts pursuant to the annual return allowance. As a result of these terms, the Company records a reserve for expected returns at the time of sale based upon qualified sales, historical utilization rates and historical margin percentages less a restocking charge. In 2004, actual parts returns were less than 3% of total net parts sales and less than one half of one percent of the Company’s total revenue.

Securities and Exchange Commission
November 8, 2005

In the United States and Canada, standard payment terms are 1%, 10/net 30 days from the date of invoice for forklift trucks and 1%, 10/ net 25 DOS (Date of Statement) for parts. In the rest of the western hemisphere, payment terms match local business customs, which range from 90 days to 120 days from date of invoice for forklift trucks and from 60 days to 90 days from date of invoice for parts. In Europe, the Middle East and Africa, payment terms match local business customs, which range from cash on order to 90 days from the invoice date for forklift trucks and parts. In Australia, payment terms are 30 days from date of invoice for forklift trucks and parts. In the rest of the Asia-Pacific region, payment terms range from date of shipment via letters of credit up to 75 days from date of invoice for forklift trucks and 60 days from the date of invoice for parts. In all situations, the date of invoice or date of statement does not precede the date of shipment.

Generally, the Company does not directly provide any financing programs for the purchase of forklift trucks and parts by independent dealers. In a limited situation in Latin America, the Company has directly entered into loans with certain independent dealers that enable these dealers to purchase forklift trucks for floor plan inventory and dealer-owned forklift truck rental fleets. In this situation, the Company does not retain title or a security interest in the forklift trucks. The outstanding balance owed to the Company from these dealers pursuant to this floor plan financing has not exceeded $4 million and rental fleet financing has not exceeded $18 million during any of the three years ended December 31, 2004.

The Company offers an interest subsidy to its dealers in certain jurisdictions in North America that participate in a forklift truck floor plan financing program offered by NMHG Financial Services, Inc. (“NFS”). NFS is an unconsolidated 20% owned joint venture of the Company which is accounted for under the equity method of accounting. In general, floor plan programs allow dealers to finance the purchases of new forklift trucks in order to maintain a larger inventory immediately available for sale. Under NFS’ floor plan program, the Company pays the interest owed by the dealer to NFS for the purchase of the new forklift truck for the time period which is the lesser of the first 90 days after purchase or the number of days between the purchase of the forklift truck by the dealer and the sale of the forklift by the dealer to an end customer. After this interest subsidy period, the dealer is responsible for paying NFS interest and principal amounts owed for the forklift truck purchased through NFS’ floor plan program. The Company’s revenue is recorded net of the estimate of this interest subsidy program in accordance with Emerging Issues Task Force Issue No. 01-9.

Securities and Exchange Commission
November 8, 2005

2.	Comment: In this regard, tell us if there are any cancellation provisions in dealer’s contracts (either for cancellation of purchases or for cancellation of the relationship). If so, tell us if you have repurchase obligations under these circumstances. Discuss the frequency with which such cancellations occur and estimate the dollar amounts of the repurchases in your response, if material. In addition, advise us of any situations, conditions or circumstances in which a dealer has been unable to pay. Explain the outcome of these situations and indicate the frequency with which they occur.

Response: The Company maintains a network of independent dealers, which consists of approximately 300 dealers throughout the world. Each independent dealer enters into a dealer agreement with the Company that provides the dealer with an exclusive right to sell either Hyster® or Yale® brand trucks in a specific territory.

The dealer agreements entered into between the independent dealers and the Company do not provide for cancellation of purchases after shipment. The Company does not accept returns of forklift trucks or parts purchased by its independent dealers except for parts under the limited parts return allowance discussed in the response to Question 1. The Company restricts cancellations of forklift truck orders to a specified date, which in all cases precedes the estimated shipping date of the forklift truck but varies by geographic location of the dealer and the Company’s assembly plant.

Dealer agreements provide for cancellation of the dealer relationship under certain circumstances by either the dealer or the Company. If the Company cancels the dealer relationship, the Company is obligated to repurchase all new and unused Hyster® and Yale® products. If the dealer cancels the relationship, the Company may be required to repurchase the dealer’s Hyster® and Yale® brand products, as dictated by local law. In most situations, terminated dealers have a financial incentive to, and usually do, retain all Hyster® or Yale® brand products after termination in order to attempt to continue to service their current forklift truck customers. In other situations, such inventory is sold directly to the replacement Hyster® or Yale® independent dealer appointed by the Company for that territory with little or no loss incurred by the Company.

The Company provides for an allowance for uncollectible accounts based upon historical experience coupled with specific allowances for large accounts. Dealer write-offs are infrequent and typically result from disputes over the amount owed. From time to time, however, the Company experiences payment issues with specific dealers. Over the past three years, write-offs against the Company’s allowance for uncollectible trade accounts as a result of uncollectible accounts receivables from dealers have been 0.1% or less of total revenues. These credit

Securities and Exchange Commission
November 8, 2005

issues are evaluated on a case-by-case basis and specific reserves are established in accordance with Statement of Financial Accounting Standards No. 5.

During the three years ended December 31, 2004 and the first two quarters of 2005, the Company cancelled dealer relationships with 21 of its approximately 300 independent dealers. From time to time, the Company will consolidate dealers in certain territories to strengthen its dealer network in that area. During the last three years, the Company consolidated its German dealers and cancelled nine dealer relationships in order to realign that territory, strengthen the dealer network and increase its market share. The remaining twelve dealers of the 21 dealers cancelled during this period were cancelled due to the financial difficulties of the dealers. In total, the Company repurchased forklift trucks and parts totaling only $0.2 million from the 21 cancelled dealers.
Note 16. Equity Investments and Related Party Transactions, page F-35
3.	Comment: We note that there was a decrease in the fees charged by NACCO in 2004 versus 2003 due to “temporary suspensions” of the fees in 2004. Please tell us more about why the fees were suspended. Explain the services that NACCO performs on behalf of the company. Confirm that your historical income statement reflects all costs of doing business, including costs incurred by NACCO on your behalf. Refer to SAB Topic 1-B for guidance.

Response: The Company maintains its own complement of executive, accounting, financial reporting, legal, treasury, tax and information technology employees to fully support its business activities and manage its business separate and apart from NACCO Industries, Inc. (“NACCO”), its parent company. The Company directly pays for its outside professional services. The Company also maintains its own financing arrangements with independent financial institutions and public debt holders, and when it borrows from NACCO, the Company records the related interest expense.

NACCO owns 100% of the equity of the Company, as well as certain other business segments. NACCO maintains a staff of approximately 40 employees that review and provide oversight on behalf of its shareholders for the investments NACCO has made in its subsidiaries. NACCO’s staff consists of executive officers, finance (accounting, financial reporting, tax, treasury and internal audit), corporate development, consulting, legal and information technology professionals. Accordingly, NACCO’s operating expenses are primarily employee-related payroll and benefit costs, facility costs and costs for outside professional services. These expenses can be grouped into three categories as discussed in detail below.

Securities and Exchange Commission
November 8, 2005

The first category of expenses consists of direct business expenses incurred by NACCO for the benefit of its subsidiaries. NACCO’s policy is to directly bill its subsidiaries for these costs. These expenditures include subsidiary directors’ fees and travel expenses for subsidiary board meetings, casualty, property, directors and officers, fiduciary and fidelity insurance purchased under a common policy and allocated in accordance with the insurance broker’s computation of separate billings, travel expenses incurred by NACCO employees and service providers on behalf of a subsidiary or for travel to a subsidiary location, and professional fees when directly related to a specific subsidiary. Since these expenses are directly charged to each subsidiary, they are not included in the amounts charged as management fees. During 2004, 2003 and 2002, NACCO charged direct costs which were reported by the Company of $6.8 million, $5.7 million and $5.3 million, respectively.

The second category of expenses consists of expenses for services performed by NACCO employees for the benefit of its subsidiaries where that subsidiary relies solely upon NACCO to perform that function. This category of expenses has historically been included in the management fees charged by NACCO to its subsidiaries. The primary cost within this expense category is related to NACCO-provided internal audit services. However, during 2004, NACCO’s internal audit department allocated nearly 100% of its available hours to NACCO’s initial certification of internal controls under Section 404 of the Sarbanes-Oxley Act (“S&O”). These costs would not have been incurred by the Company in 2004 since the Company was not yet required to certify under S&O Section 404 because it was not an accelerated filer, and therefore these costs were not charged to the Company.

The third category of expenses incurred by NACCO consists of expenses for stewardship activities performed by NACCO employees as well as services directly related to NACCO’s responsibilities as a public company and costs related to supporting its own public shareholders. NACCO reviews annual operating plans and forecasts, identifies projects for its subsidiaries to perform in building additional competencies, oversees and coordinates legal, accounting and tax functions to ensure consistency across all NACCO subsidiaries and represents the NACCO shareholders’ interests at each subsidiary. While these activities provide a benefit to each subsidiary, the services are not required to maintain the subsidiaries on a stand alone basis. It is NACCO’s policy to bill a portion of these expenses to each of its subsidiaries as part of the management fee. The remaining portion of the expenditures that NACCO did not charge to the Company during 2004 belonged to this category.

During 2004, the Company was engaged in a major program to redesign its 1 to 8 ton forklift truck product line and to reconfigure its manufacturing plants in order to begin initial production of these newly designed internal combustion engine

Securities and Exchange Commission
November 8, 2005

forklift trucks. This was a major financial commitment by the Company in terms of both capital and incremental current period expenditures. During portions of 2004, NACCO, as the Company’s sole shareholder, made the decision to forego charging the Company the additional stewardship expenses which otherwise would have been allocated to the Company. This was disclosed in the Company’s 2004 Form 10-K. The Company and NACCO believe that all incremental costs necessary for the Company to operate as if it were a stand alone company in 2004 were included in the directly charged expenses and the reduced 2004 management fee which continued to be assessed.
     In connection with the foregoing response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (216) 586-7017 if you have any questions concerning this filing. Thank you for your attention to this matter.

Very truly yours,
/s/ Thomas C. Daniels
Thomas C. Daniels

cc:	Michael K. Smith Carolyn M. Vogt